Exhibit (a)(20)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

GENE NANNETTI, individually and on behalf	)
of all others similarly situated,	)
)
Plaintiff,	)	C.A. No.:
)
v.	)
)
THOMAS BALOGNA, EUGENE DAVIS,	)
STEFAN LOREN, NICOLE WILLIAMS,	)
JAMES HART, BRUCE DALZIEL, ORCHID	)
CELLMARK INC., LABORATORY	)
CORPORATION OF AMERICA	)
HOLDINGS, and OCM ACQUISITION	)
CORP.,	)

Defendants.

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of Orchid Cellmark Inc. (“Orchid” or the “Company”) against Orchid’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Laboratory Corporation of America Holdings (“LabCorp”) (the “Proposed Transaction”) by means of an unfair process and for an unfair price.

2. Orchid is a leading international provider of DNA testing services primarily for forensic and family relationship applications.

3. On April 6, 2011, LabCorp and the Company announced a definitive agreement under which LabCorp, through its wholly owned subsidiary, OCM Acquisition Corp. (“Merger Sub”), will acquire all of the outstanding shares of Orchid in a cash tender offer for $2.80 per share. The Proposed Transaction is valued at $85.4 million. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given Orchid’s recent strong performance as well its future growth prospects, the consideration shareholders are to receive is inadequate and undervalues the Company.

4. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 5, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides LabCorp with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay LabCorp a termination fee of $2,500,000 and expenses of up to $500,000 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Orchid.

5. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Orchid and LabCorp have aided and abetted such breaches by Orchid’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

6. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Orchid.

7. Orchid is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 4390 US Route One, Princeton, New Jersey, 08540.

8. Defendant Thomas Balogna (“Balogna”) has been the President, Chief Executive Officer, and a director of the Company since 2006.

9. Defendant Eugene Davis (“Davis”) has been Chairman of the Board of the Company since November 2010.

10. Defendant Stefan Loren (“Loren”) has been a director of the Company since November 2010.

11. Defendant Nicole Williams (“Williams”) has been a director of the Company since 2002.

12. Defendant James Hart (“Hart”) has been a director of the Company since January 2010.

13. Defendant Bruce Dalziel (“Dalziel”) has been a director of the Company since April 2010.

14. Defendants referenced in ¶¶ 8 through 13 are collectively referred to as Individual Defendants and/or the Board.

15. Defendant LabCorp is a Delaware corporation with its headquarters located in Burlington, North Carolina, and is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.0 billion in 2010, over 31,000 employees worldwide, and more than 220,000 clients, LabCorp offers a broad test menu ranging from routine blood analyses to reproductive genetics to DNA sequencing.

16. Defendant OCM Acquisition Corp. is a Delaware corporation wholly owned by LabCorp that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Orchid and owe them, as well as the Company, a duty of care, loyalty, good faith, and independence.

18. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

19. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to plaintiff and other public shareholders of Orchid.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Orchid common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

22. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of April 13, 2011, Orchid has approximately 29.99 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vi)	Have Orchid, LabCorp, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

23. Orchid is a leading international provider of DNA testing services primarily for forensic and family relationship applications. Orchid is one of the largest providers of forensic DNA testing services and its DNA results are used by the criminal justice system to assist with the identification of perpetrators, the exclusion of suspects and the exoneration of wrongfully convicted individuals. The Company provides DNA family relationship testing to numerous child services organizations and individuals seeking to verify parentage. Orchid also serves immigration and security authorities for DNA testing of individuals. In the agriculture field, Orchid provides DNA testing services for selective trait breeding. The Company has operations in the United States and in the United Kingdom.

24. On March 10, 2011, the Company reported its financial results for the fourth quarter and full year 2010. The Company had a successful year reporting increases in service revenues for both its fourth quarter and full year. Service revenues for the fourth quarter increased approximately 12% to $16.6 million compared to service revenues of $14.9 million for the fourth quarter of 2009. For full year 2010, service revenues grew approximately 10% to $63.7 million, up from $58.1 million for the full year of 2009.

25. “Fourth quarter results reflect continued company growth,” said defendant Bologna in the press release announcing the financial results. “Our U.K. business grew by over 31% and the forensics component of that business grew by approximately 40%. While our total U.S. business was down approximately 11% in the fourth quarter, our paternity business has stabilized, and we completed the consolidation of our U.S. testing facilities in 2010 which we expect will continue to favorably impact our U.S. results,” Balogna added. “For the full year of 2010, overall company service revenues grew to $63.7 million or by approximately 10% over 2009. Our U.K. business was particularly strong, with revenues growing by more than 35%. On the operational front, we maintained gross margins, and successfully completed the consolidation of our U.S. forensic and paternity operations into our Dallas, Texas and Dayton, Ohio facilities, respectively,” Mr. Bologna explained. “Lastly, we ended 2010 with approximately $20 million in cash and short-term investments, up from approximately $18 million in 2009.”

26. In a press release dated April 6, 2011, the Company announced that it had entered into a merger agreement with LabCorp pursuant to which LabCorp, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $2.80 per share. LabCorp will pay about $65.6 million in the aggregate when taking Orchid’s cash, cash equivalents and other items into consideration.

27. Following the completion of the tender offer, LabCorp expects to consummate a merger of Merger Sub and Orchid in which shares of Orchid that have not been purchased in the tender offer will be converted into the right to receive the same cash price per share as paid in the tender offer. The closing of the Proposed Transaction is expected in the second quarter of 2011.

28. Given the Company’s recent strong performance, and its positioning for growth, the Proposed Transaction consideration is inadequate and undervalues the Company.

29. Further, according to Yahoo Finance, at least one Wall Street analyst had a price target of $6.00 per share for Orchid.

30. In one article commenting on the Proposed Transaction, the author called the deal a “blooming bargain” for LabCorp and described how the Proposed Transaction was a great deal for LabCorp stating:

Lab Corp, paying only 1.3 times revenues, at a stroke acquires a booming British forensic franchise — 50% of Orchid’s $64 million in 2010 revenues came from the country — with substantial cost savings and tax benefits thrown in for good measure. The deal is expected to add about $0.03 to its 2011 earnings per share — before any synergies. By eliminating its largest competitor, Lab Corp is well positioned to ride the ongoing trend towards DNA acceptance, currently still less developed here than across the pond.

31. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

32. By way of example, §5.2(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by LabCorp. This section also demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

33. In addition, pursuant to §5.2 of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify LabCorp of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with LabCorp in order to enter into the competing proposal, it must grant LabCorp four business days in which the Company must negotiate in good faith with LabCorp (if LabCorp so desires) and allow

LabCorp to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer continues to be a superior proposal. In other words, the Merger Agreement gives LabCorp access to any rival bidder’s information and allows LabCorp a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor LabCorp and piggy-back upon the due diligence of the foreclosed second bidder.

34. In addition, the Merger Agreement provides that a termination fee of $2,500,000 and expenses of up to $500,000 must be paid to LabCorp by Orchid if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

35. LabCorp is also the beneficiary of a “Top-Up” provision that ensures that LabCorp gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if LabCorp receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event LabCorp fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants LabCorp an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

36. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

37. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

38. Plaintiff repeats all previous allegations as if set forth in full herein.

39. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Orchid and have acted to put their personal interests ahead of the interests of Orchid shareholders.

40. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Orchid’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

41. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Orchid because, among other reasons:

(a) they failed to take steps to maximize the value of Orchid to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Orchid; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

42. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Orchid’s assets and will be prevented from benefiting from a value-maximizing transaction.

43. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

44. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Orchid, LabCorp, and Merger Sub)

45. Plaintiff repeats all previous allegations as if set forth in full herein.

46. As alleged in more detail above, Defendants Orchid, LabCorp, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

47. As a result, Plaintiff and the Class members are being harmed.

48. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133)
The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
(302) 984-3800
Attorneys for Plaintiff

DATED: April 18, 2011

LEVI & KORSINSKY, LLP
Donald J. Enright, Esq.
Elizabeth K. Tripodi, Esq.
1101 30th Street, NW
Suit 115
Washington, D.C. 20007
Tel: (202) 524-4290
Fax: (202) 333-2121